SECURITIES AND EXCHANGE COMMISSION

                    WASHINGTON, D.C.  20549

                           FORM 11-K

                     ANNUAL REPORT PURSUANT
                   SECTION 13 OR 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934



For Fiscal Year Ended                        September 30, 1998


Commission File Number             0-20984


           HAHN AUTOMOTIVE WAREHOUSE, INC. 401(K) PLAN

                HAHN AUTOMOTIVE WAREHOUSE, INC.

     (Exact name of Registrant as specified in its charter)

     NEW YORK                                16-0467030

(State of Incorporation)        (I.R.S. Employer Identification
No.)

     415 West Main Street     Rochester, New York      14608

     (Address of principal executive offices)        (Zip Code)

                         (716) 235-1595

      (Registrant's telephone number, including area code)
















Hahn Automotive Warehouse, Inc.
401(k) Plan
Financial Statements
September 30, 1998 and 1997




Report of Independent Accountants

Financial Statements:

Statements of Net Assets Available for Benefits at
September 30, 1998

Statements of Net Assets Available for Benefits at
September 30, 1997

Statements of Changes in Net Assets Available for
Benefits for the Year Ended September 30, 1998

Notes to Financial Statements

Report of Independent Accountants


March 24, 1999

To the Participants and Plan Administrator of the Hahn Automotive Warehouse, Inc. 401(k) Plan


We have audited the accompanying statements of net assets available for benefits of the Hahn Automotive Warehouse, Inc. 401(k) Plan as of September 30, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended September 30, 1998. These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Hahn Automotive Warehouse, Inc. 401(k) Plan as of September 30, 1998 and 1997, and the changes in its net assets available for benefits for the year ended September 30, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Statements of
Net Asset
Available for
Benefits
                                       September 30, 998
                                        Large    MAS
                  Intermediate           Cap     MID     Asset
                GIC    Bond   Oakmark   Value Cap Growth Allocation
               Fund    Fund     Fund     Fund    Fund    Fund
Investments $985,895 $675,170 $ 47,686 $109,812 $74,394 $1,486,850
Contribution
receivable:
Participants   9,849    5,053    5,000    4,813   8,633     11,050
Employer      18,864   13,075    1,077    2,411   1,796     28,591
Outstanding
payables      (1,587)       -        -        -       -          -
Interfund
transfers    (83,728) (17,787)  (1,663)  (1,609) (2,651)   (16,971)
Fleet
earnings           -        -        -        -       -          -

Net assets
available
 for plan
benefits    $929,293 $675,511  $52,100 $115,427 $82,172 $ 1,509,520


                                       September 30, 1998
                       Small            Large
                      Capital   Hahn   Company
               Global Equity   Stock    Index    Loan
                Fund   Fund     Fund     Fund    Fund   Total
Investments $ 50,837 $1,577,210 $356,603 $241,441  -  $5,605,898
Contribution
receivable:
Participant    5,955     11,563    2,662    1,858  -      66,436
Employer       1,181     29,917    6,887    4,698  -     108,497
Outstanding
payables           -          -        -        -  -      (1,587)
Interfund
transfers     (1,881)   (26,499) (39,168) 191,957  -           -
Fleet
earnings            -       -        -      8,325  -       8,325

Net assets
available
for plan
benefits   $  56,092 $1,592,191 $326,984 $448,279  -  $5,787,569


The accompanying notes are an integral part of these financial statements

Statements of Net Assets                                     September 30,
Available for Benefits                                            1997



                                                     Small              Large
                                            Asset   Capital    Hahn    Company
                                   Interme Allocati Equity    Stock     Index   Loan
                                    diate     on
                          GIC Fund  Bond     Fund    Fund      Fund     Fund    Fund  Total
                                    Fund

Investments         $1,087,092   $678,608 $1,625,967 $2,445,570 $454,660  $4,449   $ -    $6,296,346
Contribution receivable:                                                                   -
Participants             8,739      5,775     12,160     16,963    5,153   1,840     -        50,630
Employer                23,455     15,659     31,391     42,232   14,835   2,671     -       130,243
Loan receivable                                                                     2,410      2,410
Interest receivable      5,542      3,480         13         21      126        1     -        9,183
Interfund transfers     34,884    (18,166)   (44,658)  (108,150) (21,205) 157,295     -       -

Net assets available
 for plan benefits  $1,159,712   $685,356  $1,624,873 $2,396,636 $453,569 $166,256 $2,410 $6,488,812

The accompanying notes are an integral part of these financial statements

Statement of
Change in Net Asset Value
Available for Benefits

                                             SEPTEMBER 30, 1998
                                               Large   MAS
                         Intermediate           Cap    MID          Asset
                   GIC      Bond    Oakmark    Value   Cap Growth   Allocation
                   Fund     Fund     Fund      Fund     Fund        Fund
                   Fund
Additions:
Contributions -
Employer       $  12,927 $   1,089  $  1,076 $  2,411  $ 1,797 $ 20,645
Employee         115,640    95,276     5,000    4,813    8,633  166,663

Investment
income:
Realized gain
(loss) -
Sale proceeds  1,302,106   798,221         -        -        - 2,093,675
Cost          (1,302,106) (791,580)        -        -        -(2,032,646)

Subtotal               -     6,641         -        -        -    61,029

Unrealized gain/(loss) -    24,853   (8,055)  (15,043) (18,631) (157,021)
Dividend interest 61,013    40,262         -        -        -   174,797

Total additions  189,580   168,121   (1,979)   (7,819)  (8,201)  266,113


Distributions to
participants     296,401    84,070         -        -        -   267,007
Administrative
 expenses         15,449     2,896         -        -        -     8,817

Total deductions 311,850    86,966         -        -        -   275,824

Net transfer
(to) from
other funds     (108,149)  (91,000)    54,079  123,246   90,373 (105,642)

Net increase    (230,419)   (9,845)    52,100  115,427   82,172 (115,353)
(decrease)

Net assets
available for
plan benefits at beginning
of year        1,159,712   685,356         -        -        - 1,624,873

Net assets
available for
plan benefits
at
end of
year         $   929,293 $ 675,511  $ 52,100 $ 115,427 $ 82,172 $1,509,520







                           Small               Large
                          Capital    Hahn     Company
                  Global   Equity    Stock     Index    Loan
                   Fund     Fund     Fund      Fund     Fund     Total
Additions:
Contributions -
Employer        $  1,181 $  19,227 $   4,039 $  3,838        -   68,230
Employee           5,955   237,086    59,314   44,315        - $742,695

Investment
income:
Realized gain
(loss) -
Sale proceeds          - 2,630,185     9,999  325,005        - $7,159,191
Cost                   -(3,104,770)  (44,636)(276,638)       - (7,552,376)

Subtotal               -  (474,585)  (34,637)  48,367        -   (393,185)
Unrealized
gain (loss)      (10,327) (403,724)  (10,740) (44,644)       -   (643,332)

Dividends & Interest   -   279,930       753   17,750        -    574,505

Total additions   (3,191) (342,066)   18,729   69,626        -    348,913

Distributions to
 participants          -   301,760    49,887    8,650    2,410  1,010,185

Administrative
 expenses              -     8,998     2,486    1,325        -     39,971

Total deductions       -   310,758    52,373    9,975    2,410  1,050,156

Net transfer
(to)
from other funds  59,283  (151,622)  (92,941) 222,373        -          -

Net increase      56,092  (804,446) (126,585) 282,024  (2,410)   (701,243)

Net assets available for
plan benefits at beginning
of year               - 2,396,637    453,569  166,255    2,410   6,488,812

Net assets available for
plan benefits at the end of
the year       $ 56,092 $1,592,191 $ 326,984 $448,279        -  $5,787,569

The accompanying notes are an integral part of these financial statements

Hahn Automotive Warehouse, Inc.
401 (k) Plan
Notes to Financial Statements
Years Ended September 30, 1998 and 1997


1. Description of Plan

   The Hahn Automotive Warehouse, Inc. 401(k) Plan (the Plan) is a defined contribution plan covering all eligible employees of Hahn Automotive Warehouse, Inc. and its subsidiaries (the Company). See Note 6 with respect to Autoworks, Inc. The Plan was established by the Company on October 1, 1990.

   Eligible employees include all employees of the Company and related entities, greater than twenty-one years of age and upon completion of 1,000 hours of service. The Plan allows participants to contribute an aggregate amount up to 15% of their compensation.

   The Company will match a participant's contribution by 15%. The Company may also make discretionary contributions at year end which are allocated to each participant based upon the participant's compensation to total participant compensation. Company matching and discretionary contributions vest as follows:

     20% vested after three years of service
     40% vested after four years of service
     60% vested after five years of service
     80% vested after six years of service
     100% vested after seven years of service

   Normal retirement age is 65 at which time, participants are entitled to receive 100% of their account balance. Vested amounts are distributable upon termination, death, disability or the termination of the Plan. Participants receive their distribution in a single lump-sum check.

   Unvested balances of participants terminating their employment will be forfeited immediately upon payment of the vested balance to the participant. Forfeitures are used to pay administrative expenses and reduce employer contributions. The Trustee holds all Plan assets and distributes the funds among the various investment options (see Note 3) as elected by the participants. The Trustee also makes disbursements from the trust upon receiving proper authorization and loan/benefit amount information from the Plan administrator. See Note 6 with respect to account balances of the former employees of Autoworks, Inc. (Autoworks).

   Upon termination of the Plan, the accounts of all participants will become vested. After payment of expenses incurred by the Plan, the asset will be distributed to participants, former participants, and beneficiaries in proportion to their respective account balances.

   During the year, Fleet Investment Management (Fleet) was replaced by M&T Investment Group (M&T) as the Plan's Trustee.

2. Significant Accounting Policies

   Basis of Accounting
   The  financial  statements of the Plan have been  prepared  on the accrual basis of accounting. Investments are valued at market based on market quotations, appraised values or values as determined by the Trustee. The GIC Fund is valued at contract value which represents contributions made under the contract, less funds used on payment of benefits. Contract value approximates market value. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   Administrative Expenses
   All administrative expenses were paid by the Plan.

   Use of Estimates
   The preparation of the Plan's financial statements in conformity with generally accepted accounting principles may require the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

   Risks and Uncertainties
   The Plan provides for various investment options (see Note 3) in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

3. Investment Programs

   Due  to the change in Trustees the funds were transferred from
   funds  maintained by Fleet to funds maintained  by  M&T.   The
   funds   continue  to  offer  the  same  type   of   investment
   strategies subsequent to the transfer:

      GIC Fund
      This   fund  invests  primarily  in  guaranteed  investment
      contracts issued by insurance companies and commercial banks and other similar types of fixed income investments.

      Intermediate Bond Fund
      This fund invests in investment grade debt obligations, obligations issued or guaranteed by the U.S. Government, and money market instruments offering high current income and principal stability.

      Asset Allocation Fund
      This fund invests in a diversified portfolio of equities, fixed income investments, and cash equivalents offering high total return.

      Small Capital Equity Fund
      This fund is a diversified portfolio that invests in equity of companies that the advisor believes offers the potential for significant capital appreciation.

      Hahn Company Stock Fund
      This fund allows employees to invest in the Company's common stock. The number of shares held at September 30, 1998 and 1997 was 70,840 and 70,549, respectively.

      Large Company Index Fund
      This fund invests in the common stock of domestic companies with significant market capitalization.

   During the year, the following funds were added to the Plan to offer additional investment options to its participants:

      Large Cap Value Fund
      This fund is a value-oriented growth and income fund that invests in large and medium-sized companies whose stocks are considered to be undervalued by the Fund's advisors and out of favor with investors.

      MAS MID Cap Growth Fund
      This fund invests primarily in common stocks of smaller and medium-size companies in which the advisor believes will offer long-term growth potential.

      Oakmark Fund
      This  fund invests primarily in equity securities in  which
      the   advisor   believes  will  offer   long-term   capital
      appreciation.

      Global Fund
      This fund invests primarily in common stocks of foreign issuers in which the advisor believes will offer long-term growth of capital.

4. Investments

   Investments at fair value at September 30, 1998 and 1997 based on quoted net asset values, are stated below.

                                                              1998


                                                   Large     MAS
                            Intermediate            Cap      MID
                      GIC      Bond     Oakmark    Value  Cap Growth
                     Fund      Fund       Fund     Fund     Fund
Fixed income:
M&T GIC           $  981,117 $       -  $      -  $     -    $   -
M&T Bond                   -   671,679         -        -        -
Subtotal             981,117   671,679         -        -        -


Oakmark Fund              -          -    47,686        -        -
Large Cap Value           -          -         -  109,812        -
Fund
MAS MID Cap Growth
Fund                      -          -         -        -   74,394
M&T Balanced Fund         -          -         -        -        -
Global Fund               -          -         -        -        -
SM Cap Equity Fund        -          -         -        -        -
Hahn Stock Fund           -          -         -        -        -
Large Company Index       -          -         -        -        -
Fund
Subtotal                  -          -    47,686  109,812   74,394

Cash Equivalents:
M&T MMF                   -          -         -        -        -
Subtotal                  -          -         -        -        -

Cash                  4,778      3,491         -        -        -

Total Investments $  985,895 $ 675,170 $  47,686 $109,812 $ 74,394




                                         Small              Large
                     Asset              Capital    Hahn    Company
                   Allocation  Global     Equity    Stock    Index
                      Fund     Fund       Fund     Fund     Fund     Total
Fixed income:
M&T GIC                   -          -         -        -        -   981,117
M&T Bond                  -          -         -        -        -   671,679
Subtotal                  -          -         -        -        - 1,652,796


Oakmark Fund              -          -         -        -        -    47,686
Large Cap Value Fund      -          -         -        -        -   109,812
MAS MID Cap Growth Fund   -          -         -        -        -    74,394
M&T Balanced Fund 1,473,127          -         -        -        - 1,473,127
Global Fund               -     50,837         -        -        -    50,837
SM Cap Equity Fund        -          - 1,577,210        -        - 1,577,210
Hahn Stock Fund           -          -         -  352,611        -   352,611
Large Company Index Fund  -          -         -        -  240,625   240,625
Subtotal          1,473,127     50,837 1,577,210  352,611  240,625 3,926,302

M&T MMF                   -          -         -    3,981        -     3,981
Subtotal                  -          -         -    3,981        -     3,981

Cash                 13,723          -         -       11      816    22,819

Total            $1,486,850    $50,837$1,577,210 $356,603 $241,441$5,605,898
Investments


                                                  1997

                                                      Small
                              Intermediate  Asset    Capital
                                   Bond   Allocation  Equity
                     GIC Fund      Fund      Fund     Fund
Fixed income:
Galaxy GIC Pooled
Fund               $   1,083,529   $       -   $     - $        -
Galaxy Intermediate         -        676,943         -          -
Sub-Total              1,083,529     676,943         -          -

Equities:
Galaxy Asset
Allocation                     -           - 1,622,504          -
Galaxy Small Company           -           -         -  2,441,293
Hahn Stock Fund                -           -         -          -
Galaxy Large Company
Index                          -           -         -          -

Sub-Total                      -           - 1,622,504  2,441,293

Cash and cash
equivalents
Cash                         218        211        280        347
Fleet Money Market         3,345      1,454      3,183      3,930
Sub-Total                  3,563      1,665      3,463      4,277

Total investments    $ 1,087,092   $678,608 $1,625,967 $2,445,570


                               Large
                       Hahn   Company
                      Stock    Index
                       Fund     Fund   Total
Fixed income:
Galaxy GIC Pooled
Fund                 $      - $     - $   1,083,529
Galaxy Intermediate         -       -       676,943
Sub-Total                   -       -     1,760,472

Equities:
Galaxy Asset
Allocation                  -       -     1,622,504
Galaxy Small Company        -       -     2,441,293
Hahn Stock Fund       423,294       -       423,294
Galaxy Large Company
Index                       -   4,274         4,274
Sub-Total             423,294   4,274     4,491,365

Cash and cash
equivalents
Cash                      362       -         1,418
Fleet Money Market     31,004     175        43,091
Sub-Total              31,366     175        43,091

Total investments   $ 454,660  $4,449    $6,296,346


5. Federal Income Taxes

   The Company has received a determination letter from the Internal Revenue Service (IRS) stating that the Plan, as amended through August 4, 1998, constituted a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code.

   As long as the Plan is qualified, a participating employee (or other designated beneficiary or legal representative) will not be subject to Federal income taxes on dividends, interest or profits from the sale of securities received by the Trustee until cash benefits are distributed to the participant.

6. Autoworks

   On July 24, 1997, the Company's retail subsidiary, Autoworks, filed for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court of the Western District of New York (the Court). By December 31, 1997, upon completion of store closings and the closing of Autoworks' distribution center, all Autoworks' employees had been terminated which, given the ratio of Autoworks' employees to the total number of Company employees, resulted in the execution of a partial plan termination and the immediate vesting of all account balances of Autoworks' employees, which amounted to approximately $1.2 million. A majority of these balances were distributed during the Plan year ended September 30, 1998 upon request of the individual participants. Participant balances, including those already distributed, do not include the Company's matching contributions for the Plan years ended September 30, 1998 and 1997, as such contributions cannot be made until so ordered by the Court.


   Exhibit 23.2


               CONSENT OF INDEPENDENT ACCOUNTANTS


   We consent to the incorporation by reference in the Registration Statement of Hahn Automotive Warehouse, Inc. on Form S-8 (No. 33-81854), of the Hahn Automotive Warehouse, Inc. 401 (k) Plan filed with the Securities and Exchange Commission on July 22, 1994, and Form S-8 (No. 33-65100) of the Hahn Automotive Warehouse, Inc. 1992 Stock Option Plan as filed with the Securities and Exchange Commission on June 10, 1993, of our report dated March 24, 1999, on our audits of the financial statements of Hahn Automotive Warehouse, Inc. 401 (k) Plan as of September 30, 1998 and 1997, and for the year ended September 30, 1998 which report is included in this Annual Report on Form 11-K.



   PricewaterhouseCoopers, L.L.P.

   Rochester, New York
   March 30, 1999

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